

February 7, 2014

<u>Via E-Mail</u>
Mr. Yijun Hu
Chief Executive Officer
Hengyi International Industries Group, Inc.
No. 1 Xinhua Road, He Ping District
Tianjin City, China 300021

      Re: Hengyi International Industries Group, Inc.
            Item 4.01 Form 8-K
            Filed December 6, 2013
            File No. 000-54603

Dear Mr. Hu:

      We issued comments to you on the above captioned filings on December 12, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by **February 24, 2014**.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 if you have any questions.

                        Sincerely,

                        /s/ Jennifer Thompson

                        Jennifer Thompson
                        Accounting Branch Chief